EVgo Inc.
11835 West Olympic Boulevard, Suite 900E
Los Angeles, CA 90064
(877) 494-3833

August 23, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Janice Adeloye

Re:	EVgo Inc.

Registration Statement on Form S-3
File No. 333-266753

Dear Ms. Adeloye:

EVgo Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 pm (Eastern time) on Thursday, August 25, 2022, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

EVgo Inc.

By:	/s/ Francine Sullivan
Name:	Francine Sullivan
Title:	Chief Legal Officer

cc:	Vinson & Elkins L.L.P.
E. Ramey Layne
Brenda Lenahan

[Signature Page to Acceleration Request]